Exhibit 99.1

CollPlant Joins ReMDO’s Advanced Biomanufacturing Initiative for Development of a Universal BioInk for 3D bioprinting of Tissues and Organs

Ness Ziona, Israel, February 21, 2018 — CollPlant (NASDAQ:CLGN, TASE: CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), announced that it is part of ReMDO’s (RegenMed Development Organization, www.remdo.org) advanced biomanufacturing initiative for the development of a universal BioInk with tunable properties for 3D bioprinting of tissues and organs.

ReMDO is leading an advanced biomanufacturing initiative with a shared goal to advance platform technologies that address regenerative medicine manufacturing challenges. Within the bioink program are 18 leading research and industry organizations, as well as thought leaders in the field of 3D bioprinting, specializing in printing technologies, bio materials and application research.

Yehiel Tal, CEO of CollPlant: “We are honored to join the ReMDO advanced biomanufacturing initiative and to add our expertise to such a forward-thinking and important project— the development of a universal BioInk based on our proprietary rhCollagen— which offers significant and proven advantages over competing tissue-extracted collagens. We believe the ability to work with ReMDO represents a validation of CollPlant’s technology, and will help to position our rhCollagen as the ‘gold standard’ platform technology for collagen-based products in a broad range of markets.”

Dr. Alekander Skardal, Assistant Professor, Wake Forest Institute for Regenerative Medicine:”Wake Forest is excited to be part of this advanced biomanufacturing initiative. As one of the lead technical teams on the bioink program, we benefit from working with so many industry partners and are delighted that CollPlant is now part of this bioink program.”

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

About ReMDO

The mission of the RegenMed Development Organization (ReMDO) is to accelerate the discovery and translation of regenerative medicine therapies. ReMDO is a non-profit organization that manages an advanced manufacturing initiative that includes thought leaders, representatives from leading U.S. research centers, and companies of all sizes. ReMDO conducts research to de-risk technologies and speed up the translation of regenerative medicine to clinical practice and to the global market.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; our ability to cooperate with third party collaborators; government regulations and approvals; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in CollPlant’s most recent registration statement on Form F-1 filed with the SEC on January 29, 2018, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & Chief Financial Officer

Tel: + 972-73-2325600/612

Email: Eran@collplant.com